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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 12
CNG RETAIL SERVICES CORPORATION
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :         January 1, 1999
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :         March 31, 1998
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8577, 70-8631, 70-8853          :
          and 70-8883                        :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the

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orders.  The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.



















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PART A

EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.	Sale of CNG Common Stock.

	There were no authorized but unissued shares of common stock issued or sold by Consolidated during the quarter. During the quarter, Consolidated issued from its treasury shares account a total of 135,729 shares of common stock valued at $5,827,864 to satisfy share obligations of its employee benefit plans.

2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $558,900,000 principal amount. There was $338,258,000 principal amount of commercial paper outstanding on March 31, 1999.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	No long-term debt was issued by Consolidated during the reporting period.



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INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


a. Sales of Capital Stock to Consolidated by Subsidiaries.


        None.


b. Long-term debt transactions occurring during the period.


	On March 30, 1999, The East Ohio Gas Company sold long-term notes to Consolidated in the principal amount of $80,000,000. The notes carry an annual interest rate of 6.20%, which is substantially equal to the effective cost of money to Consolidated in its sale on October 20, 1998 of 6% Debentures Due October 15, 2010. The notes mature on September 30, 2010 with interest payments due semiannually on March 30 and September 30.


The Certificate of Notification on Form U-6B-2 as required by Rule 52 for the above transaction is filed as Exhibit A-1.

	c. Guarantees


From time to time Consolidated enters into guarantee agreements, primarily with respect gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of March 31, 1999 is approximately $197.6 million. The guarantees expire at various dates, the latest of which is July 1, 2027.
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5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.



PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

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	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $552,822         $270,085         $447,619         $375,288




Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     ($339,654)     $320,281      $140,378  ($159,751)
The Peoples Natural
  Gas Company               (41,525)       68,836        42,463    (15,152)
Hope Gas, Inc.              (30,565)       31,227        33,715    (33,053)
Virginia Natural Gas, Inc.  (38,835)       45,988        18,047    (10,894)
CNG Transmission Corp.       14,815       128,396       127,984     15,227
Consolidated System
    LNG Company              15,540           174        14,431      1,283
CNG Iroquois                  9,158           149         1,690      7,617
CNG Producing Company       (23,080)       93,592       201,972   (131,460)
CNG Coal Company              3,445            65            70      3,440
CNG Pipeline Co.              1,335           204           332      1,207
CNG Energy Services*          7,744        15,132        18,650      4,226
CNG Field Services Co.       (2,478)       31,207        19,735      8,994
CNG Power Co.                37,204        10,300        14,090     33,414
CNG Power  - Cogen.          (2,555)        2,561             6          0
CNG Power  - Cogen. Dev.     (1,200)        1,205             5          0
Lakewood 6680                  (205)          255            50          0
Lakewood 7909                10,511            46        10,557          0
CNG Research Company             40             0             0         40
Consolidated Natural Gas
  Service Company, Inc.     (17,410)       43,338        55,533    (29,605)
CNG Power Services Corp.     (5,820)       16,537        12,504     (1,787)
CNG Retail Corp.            (29,305)       32,378        26,695    (23,622)
CNG Market Center Services      235            51           271         15
CNG Products & Services      (1,310)        4,095         2,000        785
CNG International Corp.       1,768           452         4,957     (2,737)
CNG Main Pass Gas           (25,797)        1,847         1,154    (25,104)
CNG Main Pass Oil           (12,921)          501           167    (12,587)


* Parent company balances residual from the sale of CNG Energy Services Corporation to an unaffiliated purchaser.

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File No. 70-7508:

	By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also in such order, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.

	CNGF initially issued 5 shares of common stock to Consolidated for $50,000. CNGF has essentially remained an inactive corporation and has engaged in no external business transactions to date. The authorization under the order of February 23, 1995 expired as of December 31, 1998. Any further transactions by CNGF will be reported under Rule 52.


File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and


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26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively. The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001. The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the application-declaration and the Orders.

(1) Transmission purchased no shares of common stock during the quarter. As of March 31, 1999, CNGI had 2,394 shares of common stock outstanding.

   (2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of March 31, 1999.

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   (3)  CNGI's total investment in Iroquois was $35,977,095 as of March 31,
1999.

   (4) No cash distributions were received from Iroquois during this quarter. Such cash distributions represent CNGI's share from the partnership distribution.

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. The Order expires on December 31, 2000.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995. CNGP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.




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	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized
CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of CNGP&S.

1. Description of Revenues.

See Exhibit 8577A.

2. State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3. Services Provided by Affiliates to CNGP&S.

	See Exhibit 8577A.



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File No. 70-8631:

	By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy Arbitrage"). CNG Energy Arbitrage was to, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-be-formed Delaware partnership. The other general partners were to be Noverco Energy Services (U.S.) Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.) Inc., a wholly-owned subsidiary of Hydro-Quebec.

	Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic
United States. Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.

	To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number. A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.
The order of April 30, 1996 expires on December 31, 2020. Consolidated reqards the transactions authorized as no longer being proposed;
accordingly no further quarterly reports will be filed under File No. 70-
8631.

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File No. 70-8853:

		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services was during the period engaged in the purchase and sale of electricity at wholesale.

	Reference is made to the disclosure under "INTRASYSTEM FINANCING"
Section 4(c) above. Of the total guarantee exposure stated there, $73.4 million relates to guarantees on behalf of Power Services.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.




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	CNG Retail Services Corporation ("CNG Retail") was formed on January
30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy
Services by CNG to an unaffiliated party.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.





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3.  FERC Filings.

The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.



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		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 28th day
of May, 1999